CONSULTING AGREEMENT

THIS CONSULTING AGREEMENT (hereinafter "Agreement") is made on February 21st, 2005 (hereinafter "Effective Date") by and between Morria Biopharmaceuticals Plc., a corporation organized and existing under the laws of the United Kingdom with offices at 53 Davies street, Mayfair, London W1K5JH (hereinafter “Company”) and Prof. Saul Yedgar, Israeli ID No. 004517785 residing at 1 Taib Street, Jerusalem (hereinafter “Consultant”).

WITNESSETH:

Whereas	the Company desires to engage the services of the Consultant and the Consultant desires to provide consulting services to the Company as an independent contractor, under the terms and conditions contained herein,

Whereas	the Consultant hereby declares that his consulting to the Company will be incidental to his activities and research in the Hebrew University of Jerusalem (hereafter: “HUJ”) and that his consulting will not involve the use of HUJ’s facilities or personnel, other than the Consultant himself,

Whereas	the Consultant hereby declares that in accordance with the aforesaid, he has obtained all the necessary approvals from HUJ and from any other relevant institute, which allow him to provide paid consulting services to the Company,

Whereas	the Consultant hereby acknowledges that the commitments and undertakings appearing in Appendix A of this Agreement are a basic and fundamental condition to the Company’s consent to this Agreement,

Therefore, the parties agree as follows:

1.	The Consulting Services

1.1.	The Consultant shall provide the Company with consulting services in the field of compound research and development, clinical trials design and/or with respect to other projects as specified by the Company from time to time (the “Consulting Services”).

1.2.	Consultant’s activities with respect to this Agreement shall be coordinated with the Company through the Board of Directors of the Company or an officer of the Company as may be determined by the Board.

1.3.	The Consultant represents and warrants that he has the requisite knowledge, skills and experience for providing the Consulting Services. The Consultant undertakes to perform his duties and obligations under this Agreement with the highest degree of professionalism and to the full satisfaction of the Company. The Consultant agrees to comply with all the Company’s internal procedures and regulations. The Consultant further undertakes to inform the Company, immediately and without delay of any matter that might constitute a conflict of interests between the Consulting Services provided by him and his personal affaires.

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1.4.	The Consultant may not use other persons to perform his duties under this Agreement without prior written approval of the Company.

2.	Status of Parties

2.1.	The Consultant shall at all times act as an independent contractor and not as an employee of the Company. The parties hereby deny and waive any demand, claim and/or allegation that an employment relationship of any kind has resulted from this Agreement or from the rendering of the Consulting Services.

2.2.	It is agreed between the parties that in the event that, despite Paragraph 2.1 above, a duly authorized legal body or other authorized forum, orders the Company to grant the Consultant the rights and privileges of a salaried employee for the Consulting Services rendered in accordance with this Agreement, the Consultant’s compensation/salary shall be as follows: (a) 55% of the total compensation to which the Consultant is entitled would be regarded as beginning on the date of this Agreement his net salary subject to any increases in the dates of Statutory deductions applicable to this employment and (b) the Consultant shall return to the Company the remaining balance of 45% of the total compensation paid to Consultant, from the date of payment by the Company up to the date of return by Consultant

3.	Term of the Agreement

3.1.	This Agreement shall commence on the Effective Date, and shall continue in full force and effect until terminated pursuant to the terms hereof.

3.2.	This Agreement may be terminated by either party for any reason at any time by giving ninety (90) days' prior written notice to the other party, during which the Consultant shall continue, upon the Company’s sole discretion, to provide the Consulting Services. In the event that the notice of termination will be provided by the Company, and the Company elects not to take benefit of the notice period, in whole or in part, the compensation for such period shall be based on a sum equal to ninety (90) days work, which will be calculated according to the average payment in the six (6) months prior to the notice of termination. In the event that the notice of termination will be provided by the Consultant and the Company elects not to take benefit of the notice period, in whole or in part, the Agreement shall terminate immediately upon the Company’s notice on such election.

3.3.	Upon termination of this Agreement for any reason whatsoever, and before the Company pays the Consultant the final payment, Consultant undertakes: (1) to return to the Company all documents, drawings, magnetic media, letters, reports and all other documents belonging to the Company and/or related to the Company’s activities and/or to the Consulting Services; and to return any equipment and/or other property of the Company; (2) to erase, at the Company’s offices and in the presence of the Company’s representative and upon scheduling in advance with the Company, all information relating to the Company or its activities which exists in the Consultant’s personal computer(s); (3) to assist in the transferring of the position, matters and documents under the Consultant’s supervision to whomever the Company shall determine. If the Company’s equipment shall be returned damaged, the Company shall have the right to set off the costs of such damages from the payment due to the Consultant.

3.4.	Notwithstanding anything to the contrary, in the event of a Justifiable Cause (as defined below), the Company shall be entitled to terminate this Agreement immediately, without any prior notice and without any payment thereof and this Agreement and the relationship shall be deemed effectively terminated as of the time of delivery of such notice. The term "Justifiable Cause" shall mean (a) theft, embezzlement, self-dealing or prohibited disclosure to unauthorized persons or entities of confidential or proprietary information of the Company; (b) any willful failure to perform any of Consultant's fundamental duties hereunder; or (c) material breach of this Agreement, provided that such material breach was not cured within seven (7) days from receipt of a notice on such material breach by Consultant.

4.	Consulting Fee

4.1.	Subject to the fulfillment of all Consultant's obligations under this Agreement, the Company shall pay to Consultant for all the Consulting Services a daily fee of seven hundred fifty pounds (£750), for no more than five (5) days per month. Compensation for any additional days (in excess of the aforesaid five (5) days) shall be subject to the Company’s authorization of such additional days in advance. Notwithstanding anything to the contrary herein, it is hereby acknowledged by the parties that the maximum payment to Consultant for all the Consulting Services under this Agreement shall be twelve thousand pounds (£12,000) per annum.

4.2.	The payment will be payable in New Israeli Shekels, according to the official exchange rate at the day of issuance of an invoice by the Consultant.

4.3.	An invoice shall be provided by the Consultant at the end of each calendar month, and shall include a report detailing the number of hours worked, the nature of the work performed and other pertinent information. A separate invoice will be produced by Consultant for additional hours.

4.4.	Payment shall occur no later than thirty (30) days' following the end of the month wherein the Company received an invoice issued by the Consultant. Upon payment, the Consultant shall provide the Company with a receipt.

4.5.	The Consultant will file and be liable for his own tax returns on the basis of his status as an independent contractor for the reporting of all income, social security and other taxes due and owing on the consideration received by him under this Agreement. The Consultant shall be solely responsible for, and shall pay, such taxes in accordance with applicable law and shall keep the company indemnified against any assessment to tax, any losses or awards arising from the payment or non payment of tax.

4.6.	The Company shall reimburse Consultant for all usual and necessary expenses incurred by the Consultant in the performance of the Consulting Services against receipt by the Company of appropriate receipts or other proof of Consultant’s expenditures in accordance with such expense-reimbursement policy and procedures as may from time to time be adopted by the Company.

5.	Reports

5.1.	The Consultant shall issue formal, written reports to the Company when required specifically delineating the Consultant's plan of activities, the status of the Consulting Services and deliverables required under the Agreement, a list of follow-up activities, and other pertinent information.

5.2.	In addition to the foregoing reports, the Consultant shall maintain an open line of communication with the Company, orally or in writing as is appropriate under the circumstances, with respect to all relevant activities, results, findings, required authorizations, etc.

6.	Confidentiality, Proprietary Rights & Non-Competition

Upon execution of this Agreement and as a condition precedent to the entering into effect of this Agreement, the Consultant shall execute the Confidentiality, Proprietary Rights & Non-Competition Letter in the form attached hereto as Appendix A, which is an integral part of this Agreement.

7.	Notices

Notices and other communications to each of the parties shall be addressed to the parties at the addresses below:

If to the Company:

Morria Biopharmaceuticals Plc.

Address: 53 Davies Street

Mayfair

London W1K5JH

Attention: Dr. Yuval Cohen - Managing Director

If to the Consultant:

Prof. Shaul Yedgar

Address: 1 Taib Street Jerusalem, Israel

8.	General

8.1.	Neither party hereto shall assign any of its rights and obligations hereunder without the prior written consent of the other party. The Company, however, may assign this Agreement to a subsidiary or affiliate of the Company or to a purchaser of all or part of the Company’s assets or shares.

8.2.	Either party's failure at any time to require strict compliance by the other party of the provisions of this Agreement shall not diminish such party's right thereafter to demand strict compliance therewith or with any other provision. Waiver of any particular default shall not waive any other default.

8.3.	All disputes with respect to this Agreement shall be determined and this Agreement interpreted in accordance with the laws of England and Wales and the parties submit to the jurisdiction of the English Courts, but this Agreement may be enforced by the Company in any Court of competent jurisdiction.

8.4.	In the event that any provision of this Agreement shall be deemed unlawful or otherwise unenforceable, such provision shall be severed from this Agreement and the balance of the Agreement shall continue in full force and effect.

8.5.	The preamble of this Agreement and the declarations and undertakings, which it contains are an essential and inseparable part of this Agreement.

8.6.	This Agreement, together with its Appendices, contains and sets forth the entire agreement and understanding between the parties with respect to the subject matter contained herein, and such supersedes all prior discussions, agreements, representations and understandings in this regard. This Agreement shall not be modified except by an instrument in writing signed by both parties.

8.7.	Provisions that by their sense and context are intended to survive the termination of this Agreement, including but not limited to, Appendix A and Paragraphs 8.3 and 8.7 shall so survive.

8.8.	The captions contained herein are for the convenience of the parties only and shall not affect the construction or interpretation of any provision hereof.

8.9.	This Agreement may be executed in one or more counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties and delivered to each of the parties.

In witness whereof, the duly authorized representatives of the Company and the Consultant have executed this Agreement as of the date stated below.

morria Biopharmaceuticals Plc.	Prof. Saul Yedgar
/s/ Saul Yedgar
By: /s/ Yuval Cohen	Date: February 21st, 2005
Title: Managing Director

Date: February 20, 2005

Appendix A

Confidentiality, Proprietary Rights & Non-Competition Letter

I, the undersigned, Prof. Shaul Yedgar, ID No. _________________, undertake and confirm to Morria Biopharmaceuticals Plc. (the "Company") and to all its present and future parent companies, subsidiaries, affiliates and successors anywhere in the world (All of the aforementioned entities shall be referred to collectively, as the "Morria Group") as follows:

Confidentiality

1.	I will regard and retain as confidential, and will not divulge to any third party or use for any unauthorized purposes either during or after the term of the Consulting Agreement between the Company and myself dated February 21, 2005 (the "Agreement"), any proprietary or Confidential Information (as defined below) or know-how that I have acquired while providing the consulting services to the Company, or in consequence of providing the consulting services to the Company, or in relation to the Company's or the Morria Group's business, without the written consent of an authorized representative of the Company.

2.	Confidential Information: Confidential Information includes, but is not limited to, information related to compound research and development in the field of anti-inflammatory drugs, to actual or anticipated products, inventions, whether patentable or non-patentable, hardware, software or other products, methods of manufacture, trade secrets, business plans, customer lists, customers, supplies, finances, and any other data related to the business or affairs of the Company or the Morria Group. Confidential information shall include written information, oral or any other form of communication

Confidential Information shall not include, however, any information that is: (i) known to me at the time I commence providing Consulting Services to the Company as shown by evidence (except for information concerning Morria Group provided to me by Morria Group), (ii) publicly known or becomes publicly known through no act or fault on my part, (iii) disclosed to me by third parties who are not subject to confidentiality undertakings toward the Morria Group through no act or fault on my part; (iv) required to be disclosed by law or pursuant to a judicial order or similar decree; or (v) independently developed by me, without use of Confidential Information, as shown by prior written records.

3.	Return of Confidential Information: All materials including, but not limited to, documents, notebooks, notes, memoranda, records, diagrams, blueprints, bulletins, formulas, reports, computer programs and other data of any kind and in any form, coming into my possession or prepared by me in connection with the consulting services provided under the Agreement are the exclusive property of Company (hereinafter the “Documents”). I agree to return to the Company all such Documents upon termination of the Agreement unless specific written consent is obtained from the Company to release any such Documents.

4.	Use of Name and Contract Terms: I will not use the name of the Company or of the Morria Group in any disclosure or in any publication and will not disclose any of the financial details of this Agreement to any party without the prior written approval of the Company.

5.	No Publication: I will not publish or use or cite any R&D information that related to the consulting services I provided to the Company unless I obtained a written consent of an authorized representative of the Company.

Ownership Rights

6.	Without additional compensation or consideration, I hereby assign and will in the future assign to the Company, waive and will in the future waive to the Company and acknowledge and will in the future acknowledge the Company’s full and exclusive ownership of intellectual property rights, both foreign and domestic, relating to any and all intellectual property, including, without limitations, all inventions, improvements, mask works, discoveries or works, whether or not capable of being patented or copyrighted, which I may conceive, make, develop, author, or work on, in whole or in part, independently or jointly with others, during the term of providing consulting services to the Company, which are either (i) related to the Morria Group's business; (ii) related to the Morria Group’s research and development; (iii) developed in whole or in part on the Company’s time or with the use of any Company’s equipment, supplies, facilities, or trade secret.

Disclosure and Assignment of Inventions

7.	I will promptly disclose and describe to the Company all inventions which I may solely or jointly conceive, develop, reduce to practice, make, or work on, in whole or in part, independently, or jointly with others, during the term of providing the consulting services to the Company, which either; (i) relate to the Morria Group's business or actual or demonstrably anticipated research or development, (ii) are developed in whole or in part on the Company's time or with the use of any of the Company's equipment, supplies, facilities or trade secret information, or (iii) results directly or indirectly from any work I performed for the Company (hereinafter the "Inventions"). I agree to assign and do hereby assign to the Company or its designee(s) any right, title and interest I might have worldwide in such Inventions and any intellectual property right based upon such Inventions.

8.	I will, at the Company's expense, assist in preparation, registration and enforcement of patents and all other intellectual property rights in favor of the Company, in any jurisdiction deemed appropriate by the Company. Such assistance shall include, without limitation, the preparation of documents, drawings and other data and execution of assignments, applications and other forms. I agree to perform this obligation during and after my service with the Company in consideration for reasonable reimbursement for such services rendered after termination of the Agreement

9.	Notwithstanding the above, intellectual property and/or inventions that were conceived, developed, reduced to practice, made, or worked on, in whole or in part, independently, or jointly with others during the term of providing the consulting services to the Company, which relate to my employment with the Hebrew University of Jerusalem (“HUJ”) and by its terms belong to it, shall be assigned to the HUJ, as shall be required.

No Conflicting Obligations

10.	I will not disclose to Morria Group any proprietary or confidential information or material belonging to a third party, including that belonging to any current or prior employer or contractor, unless I have first received the written approval of that third party and presents such approval to the Company. In particular, I will not disclose to the Company or use for the Company’s purposes any confidential information or material belonging to the HUJ, including without limitation, any research information, formulas and inventions. Furthermore, I will not use the HUJ premises and/or equipment for the Company's purposes.

11.	I represent that I have obtained from HUJ the appropriate approvals to render paid consulting services in accordance with the Agreement and the HUJ's rules with respect to Intellectual Property.

12.	I represent that the consulting services provided by me to the Company will not require me to violate or breach any obligation to or agreement or confidence with any previous or current employer or third party, including HUJ.

Non-Competition

13.	I agree and undertake that I will not, as long as I am providing consulting services to the Company and for a period of six (6) months thereafter, directly or indirectly, in any capacity whatsoever, engage in, consult to, or become financially interested in any business or venture worldwide that is engaged in any, or have any connection with activities involving either (i) any products similar to actual products produced by the Company or the Morria Group or anticipated products that will be produced or developed by the Company or the Morria Group, or (ii) processes, technology or equipment relating to products produced by the Company or the Morria Group in which the Company or the Morria Group has a proprietary interest.

Third Party Information

14.	I recognize that the Company has received and will in the future receive from third parties their confidential or proprietary information, subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree that, during the course of my service with the Company and thereafter to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or entity or to use it except as necessary in carrying out my services for the Company, consistent with the Company’s agreement with such third party.

Non-Solicitation

15.	I agree and undertake that I will not, as long as I am providing consulting services to the Company and for a period of (1) year thereafter, directly or indirectly, in any capacity whatsoever, to solicit or induce or endeavour to solicit or induce any employees, managers and/or directors of the Morria Group to resign from the Morria Group, I will not employ or otherwise engage the Morria Group's employees, managers and/or directors, directly or indirectly, and I will not assist employees, managers and/or directors of the Morria Group in becoming employees, managers and/or directors of entities that compete with the Morria Group.

16.	I agree and undertake that I will not, as long as I am providing consulting services to the Company and for a period of (1) year thereafter, directly or indirectly, in any capacity whatsoever, to interfere with distrupt or attemt to distrupt any past, present or prospective relationship, contractual or otherwise, between the Morria Group and any of its licensors, licensees, sublicensees, clients, customers, suppliers or other related parties.

Liability

17.	I agree that, in the event of any breach of any provision hereof, the Company and/or the Morria Group may or will not have an adequate remedy in money or damages. I therefore agree that, in such event, the Company and/or the Morria Group shall be entitled to obtain injunctive relief against such breach in any court of competent jurisdiction, without the necessity of posting a bond even if otherwise normally required. Such injunctive reliefs will in no way limit the Company's or the Morria Group's right to obtain other remedies available under applicable law. No failure or delay by a party hereto in enforcing any right, power or privilege created hereunder shall operate as an implied waiver thereof, nor shall any single or partial enforcement thereof preclude any other or further enforcement thereof or the enforcement of any other right, power or privilege.

18.	Without derogation from the above and from Morria Group's right to take any legal means, I agree to indemnify and hold harmless the Morria Group against any claim, cost and/or expense that it may endure as a result of any breach of any provision hereof.

Assignment

19.	This Appendix A may be assigned by the Company. I may not assign or delegate my obligations under this Appendix A, without the Company's prior written approval.

Governing Law; Jurisdiction

20.	All disputes with respect to this Appendix A shall be determined and this Appendix A interpreted in accordance with the laws of England and Wales and the parties submit to the jurisdiction of the English Courts, but this Agreement may be enforced by the Company in any Court of competent jurisdiction.

Consultant: Saul Yedgar

Signature: /s/ Saul Yedgar	Date: February 21st, 2005

Witness: Gregory Barshtein
Signature: /s/ Gregory Barshtein	Date: February 21st, 2005